

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2026

Andreas Michalopoulos
Chief Executive Officer
Performance Shipping Inc.
373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece

      Re: Performance Shipping Inc.
             Registration Statement on Form F-3
             Filed May 4, 2026
             File No. 333-295541

Dear Andreas Michalopoulos:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Purcell at 202-551-5351 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Energy & Transportation

cc: Will Vogel